SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

ENLIGHT RENEWABLE ENERGY LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share
(Title of Class of Securities)

676767908
(CUSIP Number)

April 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

⌧ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676767908
1	NAMES OF REPORTING PERSONS/ I.R.S. Identification Nos. of above persons (entities only).
Clal Insurance Enterprises Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,037,560 Ordinary Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,037,560 Ordinary Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,037,560 Ordinary Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 4.
** Based on 117,625,837 Ordinary Shares outstanding as of March 15, 2023 (as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023).

Item 1.

(a)          Name of Issuer: ENLIGHT RENEWABLE ENERGY LTD. (the “Issuer”).

(b)          Address of Issuer’s Principal Executive Offices:

13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel

Item 2.

(a)          Name of Person Filing:

Clal Insurance Enterprises Holdings Ltd. (“Clal” or the “Reporting Person”). Clal, an Israeli public corporation, may be deemed to beneficially own the Ordinary Shares reported in this Statement.  See Item 4.

(b)          Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

(c)	Place of Organization:

Israel.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value NIS 0.01 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

676767908

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Of the 6,037,560 Ordinary Shares reported in this Statement as beneficially owned by Clal, (i) 47,500 Ordinary Shares are beneficially held for its own account; and (ii) 5,990,060 Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than 47,500 Ordinary Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item9.	Notice of Dissolution of Group

Not applicable.

Item10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2023

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

By:	/s/ Eran Czerninski /s/ Barak Bensky
Eran Czerninski and Barak Bensky, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD.